UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                               SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 1)

                          Congoleum Corporation
---------------------------------------------------------------------------
                             (Name of Issuer)


              Class A Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                      (Title of Class of Securities)


                               207195 10 8
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                              (CUSIP Number)



                         Henry W. Winkleman, Esq.
                        c/o American Biltrite Inc.
                             57 River Street
                   Wellesley Hills, Massachusetts 02181
                              (781) 237-6655
  ---------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             With a copy to:

                          Louis A. Goodman, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                            One Beacon Street
                       Boston, Massachusetts 02108
                              (617) 573-4800


                            December 22, 1997
  ---------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.







                               SCHEDULE 13D


CUSIP NO.   207195 10 8

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       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    American Biltrite Inc.
       I.R.S. Identification No. 04-1701350
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                   (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                         7    SOLE VOTING POWER  (See Item 5)
                                     0
     NUMBER OF        -----------------------------------------------------
      SHARES             8    SHARED VOTING POWER (See Item 5)
   BENEFICIALLY                   4,395,605
     OWNED BY         -----------------------------------------------------
       EACH              9    SOLE DISPOSITIVE POWER (See Item 5)
     REPORTING                    0
      PERSON          -----------------------------------------------------
       WITH             10    SHARE DISPOSITIVE POWER (See Item 5)
                                  4,395,605
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                  4,395,605
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                 |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  50.65%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 CO
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

CUSIP NO.   207195 10 8

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       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Natalie S. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                          7    SOLE VOTING POWER  (See Item 5)
     NUMBER OF                        0
      SHARES           -----------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER (See Item 5)
     OWNED BY                      4,395,605
       EACH            -----------------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER (See Item 5)
      PERSON                       0
       WITH            -----------------------------------------------------
                           10    SHARE DISPOSITIVE POWER (See Item 5)
                                     4,395,605
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,395,605
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                    |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 50.65%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               SCHEDULE 13D

CUSIP NO.   207195 10 8

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       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Richard G. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                   (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)|_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                          7    SOLE VOTING POWER  (See Item 5)
     NUMBER OF                        90,000
      SHARES           -----------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER (See Item 5)
     OWNED BY                      4,395,605
       EACH            -----------------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER (See Item 5)
      PERSON                          90,000
       WITH            -----------------------------------------------------
                           10    SHARE DISPOSITIVE POWER (See Item 5)
                                     4,395,605
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                4,485,605
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                   |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            51.16%
----------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

CUSIP NO.   207195 10 8
----------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Roger S. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                 (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                            7    SOLE VOTING POWER  (See Item 5)
     NUMBER OF                          90,000
      SHARES             ----------------------------------------------------
   BENEFICIALLY             8    SHARED VOTING POWER (See Item 5)
     OWNED BY                        4,395,605
       EACH              ----------------------------------------------------
     REPORTING              9    SOLE DISPOSITIVE POWER (See Item 5)
      PERSON                            90,000
       WITH              ----------------------------------------------------
                             10    SHARE DISPOSITIVE POWER (See Item 5)
                                       4,395,605
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,485,605
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                  |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  51.16%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

CUSIP NO.   207195 10 8

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       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    William M. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)|_|
                                                              (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                             |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7    SOLE VOTING POWER  (See Item 5)
     NUMBER OF                         0
      SHARES            ----------------------------------------------------
   BENEFICIALLY            8    SHARED VOTING POWER (See Item 5)
     OWNED BY                       4,395,605
       EACH             ----------------------------------------------------
     REPORTING             9    SOLE DISPOSITIVE POWER (See Item 5)
      PERSON                        0
       WITH             ----------------------------------------------------
                            10    SHARE DISPOSITIVE POWER (See Item 5)
                                      4,395,605

----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,395,605
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                   |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                50.65 %
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

CUSIP NO.   207195 10 8

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       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Cynthia S. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)|_|
                                                              (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------

     NUMBER OF             7    SOLE VOTING POWER  (See Item 5)
      SHARES                           0
   BENEFICIALLY         ----------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER (See Item 5)
       EACH                         4,395,605
     REPORTING          ----------------------------------------------------
      PERSON               9    SOLE DISPOSITIVE POWER (See Item 5)
       WITH                         0
                        ----------------------------------------------------
                            10    SHARE DISPOSITIVE POWER (See Item 5)
                                      4,395,605

----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,395,605
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                   |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                50.65%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               SCHEDULE 13D

CUSIP NO.   207195 10 8

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       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Charles E. Heming
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                (b)|X|
----------------------------------------------------------------------------
  3    SEC USE ONLY
----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------

     NUMBER OF             7    SOLE VOTING POWER  (See Item 5)
      SHARES                           0
   BENEFICIALLY         ----------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER (See Item 5)
       EACH                            0
     REPORTING          ----------------------------------------------------
      PERSON               9    SOLE DISPOSITIVE POWER (See Item 5)
       WITH                            0
                        ----------------------------------------------------
                            10    SHARE DISPOSITIVE POWER (See Item 5)
                                       0
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                  0
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                   |X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 0%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1.  Security and Issuer.

      The title of the class of equity securities to which this Amendment No. 1 (this "Amendment No. 1") to a joint statement on Schedule 13D (the "Statement") relates is the Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Congoleum Corporation, a Delaware corporation (the "Company"), 3705 Quakerbridge Road, Mercerville, New Jersey 08619-0127. The persons (other than Mr. Charles E. Heming) filing this Amendment No. 1 beneficially own shares of Class A Stock as a result of their beneficial ownership of shares of the Class B Common Stock, par value $.01 per share, of the Company (the "Class B Stock"), which shares of Class B Stock are convertible under certain circumstances into shares of Class A Stock (the "Conversion Feature"), as more fully set forth in
Item 3 of the Statement as originally filed with the Securities and Exchange Commission (the "Commission"). Each holder of Class A Stock is entitled to one vote for each share thereof held by such holder, and each holder of Class B Stock is entitled to two votes for each share thereof held by such holder.


Item 2.  Identity and Background.

      (a) This Amendment No. 1 is filed on behalf of American Biltrite Inc., a Delaware corporation ("American Biltrite"), and the persons listed on Exhibit A hereto (the "Filing Persons"). Other than as a result of the Conversion Feature referenced in Item 1 above, American Biltrite does not beneficially own any shares of Class A Stock at this time.

      The Filing Persons (other than Mr. Heming) together beneficially own a 55.8% interest in the common stock, par value $.01 per share, of American Biltrite (the "American Biltrite Common Stock"), as to which they have a joint statement on Schedule 13D on file with the Commission, and therefore may be deemed to indirectly beneficially own the shares of Class A Stock directly beneficially owned by American Biltrite. Reference is made to that joint statement on Schedule 13D for additional information regarding the Filing Persons' beneficial ownership of the American Biltrite Common Stock. Other than as a result of their combined 55.8% interest in American Biltrite Common Stock, none of the Filing Persons except Richard G. Marcus and Roger S. Marcus beneficially owns any shares of Class A Stock. Richard G. Marcus and Roger S. Marcus each beneficially own 90,000 shares of Class A Stock which are purchasable upon exercise of options (the "Options") which are exercisable within 60 days of the date of this Amendment No. 1. Other terms and conditions of the Options are set forth in the form of stock option agreement between the Company and each of Richard G. Marcus and Roger S. Marcus, filed as Exhibit C hereto and incorporated by reference herein.

      Effective as of November 3, 1997, Mr. Heming ceased to be a beneficial owner of American Biltrite Common Stock and a member of the group of persons filing the joint statement on Schedule 13D with respect to the American Biltrite Common Stock. Accordingly, effective upon the filing of this Amendment No. 1 with the Commission, Mr. Heming will cease to be a Filing Person.

      Any reference herein to the beneficial ownership of shares of Class A Stock by American Biltrite shall be deemed to also constitute reference to the indirect beneficial ownership of the same shares which may be attributed to the Filing Persons, whether or not such indirect beneficial ownership is expressly referenced.

      American Biltrite claims no responsibility for the accuracy or completeness of information in this Amendment No. 1 provided by or relating to any Filing Person. None of the Filing Persons claims responsibility for the accuracy or completeness of information in this Amendment No. 1 provided by or relating to any other Filing Person or American Biltrite.

      (b) The principal business and principal office address of American Biltrite is 57 River Street, Wellesley Hills, Massachusetts 02181. The business address of each of the Filing Persons except Mr. Heming is c/o American Biltrite Inc., 57 River Street, Wellesley Hills, Massachusetts 02181. The business address of Mr. Heming is c/o Wormser, Kiely, Galef & Jacobs LLP, 711 Third Avenue, New York, New York 10017-4014.

      (c) American Biltrite is a producer of protective paper, film and pressure sensitive tapes and adhesive products for various applications, a national supplier, distributor and servicer of fashion jewelry and related accessories and, through the Company, a manufacturer and producer of resilient vinyl flooring. The present principal occupation or employment of each of the Filing Persons, and the name, principal business and address of the corporation or other organization in which such employment is conducted is set forth on Exhibit A hereto and incorporated by reference herein.

      (d) and (e) During the last five years, neither American Biltrite nor any Filing Person other than Richard G. Marcus has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws. In February 1996, Richard G. Marcus entered into a settlement agreement in the form of a consent decree with the Commission in connection with the Commission's investigation covering trading in the American Biltrite Common Stock by an acquaintance of Richard G. Marcus. Richard G. Marcus, without admitting or denying the Commission's allegations of securities law violations, agreed, among other things, to the entry of a permanent injunction against future violations of Section 10(b) of the Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 under the Exchange Act.

      (f) American Biltrite is incorporated under the laws of the State of Delaware. Each of the Filing Persons is a United States citizen.


Item 3.  Source and Amount of Funds or Other
         Consideration.

      Neither American Biltrite nor any of the Filing Persons has acquired beneficial ownership of any shares of Class A Stock or Class B Stock since February 8, 1995, except through vesting of the Options. The Options were granted to Richard G. Marcus and Roger S. Marcus in their capacities as executive officers of the Company.

Item 4. Purpose of the Transaction.

      Although none of them have any current plans to do so (other than as set forth or incorporated by reference in the Statement as the same has been amended by this Amendment No. 1), from time to time American Biltrite or the Filing Persons may acquire beneficial ownership of additional Class A Stock or dispose of some or all of the Class A Stock beneficially owned by any of them. Three of the Filing Persons, Roger S. Marcus, Richard G. Marcus and William M. Marcus, serve as directors or executive officers of the Company. Therefore, each may be deemed to be a "controlling person" of the Company.

      With respect to the Company and except as set forth or incorporated by reference in this Amendment No. 1, neither American Biltrite nor any of the Filing Persons currently has any plans or proposals which would relate to or which would result in:

      (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's Certificate of Incorporation, as amended, Amended and Restated By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) As a result of the Conversion Feature, as of December 31, 1997, American Biltrite beneficially owned 4,395,605 shares of Class A Stock, representing approximately 50.65% of the total number of shares of Class A Stock outstanding as of such date (such 4,395,605 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act). As set forth in subparagraph (a) of Item 2 above, the Filing Persons may be deemed to indirectly beneficially own the same shares of Class A Stock, and Richard G. Marcus and Roger S. Marcus each beneficially own 90,000 shares of Class A Stock which are purchasable upon exercise of the Options (which are exercisable within 60 days of the date of this Amendment No. 1). Collectively, as of December 31, 1997, American Biltrite and the Filing Persons beneficially owned 4,575,605 shares of Class A Stock, representing approximately 51.65% of the total number of shares of Class A Stock outstanding as of such date (such 4,575,605 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange
Act). In addition, as of December 31, 1997, based on information made available to American Biltrite and the Filing Persons by the Company, Hillside Capital Incorporated ("Hillside") beneficially owned 359,395 shares of Class A Stock on the same basis. These beneficial ownership numbers, as well as the numbers used in calculating shares of Class A Stock outstanding for the purpose of this Amendment No. 1, reflect share repurchases described in the Company's December 22, 1997 press release, a copy of which is filed as Exhibit B hereto. Neither American Biltrite nor any Filing Person has the sole or shared power to vote or direct the vote or sole or shared power to dispose or direct the disposition of the Class A Shares beneficially owned by Hillside. As a result of the voting agreement made by American Biltrite and Hillside in the Stockholders Agreement described in Item 3 of the Statement as originally filed with the Commission, however, American Biltrite and Hillside may be deemed to be members of a group. American Biltrite expressly disclaims membership in this group. The 4,395,605 shares of Class A Stock reported as beneficially owned by American Biltrite in this Amendment No. 1 do not include the 359,395 shares of Class A Stock beneficially owned by Hillside, as to which shares American Biltrite and the Filing Persons disclaim beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act and for each and every other purpose.

      (b) In the event of a conversion of any portion of the shares of Class B Stock owned of record by American Biltrite into shares of Class A Stock (the "Conversion"), (i) American Biltrite would have the power to vote or direct the vote and to dispose or direct the disposition of each of the shares of Class A Stock held of record by American Biltrite as a result of the Conversion and (ii) the Filing Persons, as a result of their combined 55.8% interest in American Biltrite Common Stock, collectively may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of each the shares of Class A Stock held of record by American Biltrite as a result of the Conversion.

      In the event of an exercise of all or a portion of the Options, Richard G. Marcus or Roger S. Marcus, as the case may be, would have the power to vote or direct the vote and dispose or direct the disposition of each of the shares of Class A Stock purchased by him upon exercise of his Options.

      Reference is made to subparagraph (a) of this Item 5 for information concerning shares of Class A Stock beneficially owned by Hillside, which information is incorporated by reference herein.

      (c) Neither American Biltrite nor any of the Filing Persons has effected any transaction in the shares of Class A Stock during the past 60 days.

      (d) As a result of the combined 55.8% interest of the Filing
Persons (other than Mr. Heming) in American Biltrite Common Stock, the
Filing Persons (other than Mr. Heming) may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 4,395,605 shares of Class A Stock beneficially owned by American Biltrite. In the event of an exercise of all or a portion of the Options, only Richard G. Marcus or Roger S. Marcus, as the case may be, would have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of each of the shares of Class A Stock purchased by him upon exercise of his Options.

      (e) Not applicable, except as to Mr. Heming. Mr. Heming ceased to be the beneficial owner of more than 5% of the Class A Stock as of November 3, 1997.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

      Reference is made to information regarding the Stockholders
Agreement described in Item 3 of the Statement as originally filed with the Commission, which information is incorporated by reference herein.

      In connection with the filing of the Statement, American Biltrite and the Filing Persons entered into a Joint Filing Agreement, which agreement was attached as Exhibit E to the Statement as initially filed with the Commission and is incorporated by reference herein.

      The Filing Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of American Biltrite and their voting of shares of American Biltrite Common Stock in a manner consistent with each other. Accordingly, the Filing Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of American Biltrite Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. However, the Filing Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of such shares. The foregoing description of the relationship among the Filing Persons with respect to shares of American Biltrite Common Stock is qualified in its entirety by reference to the joint statement on Schedule 13D filed by the Filing Persons with the Commission with respect to their beneficial ownership of the American Biltrite Common Stock, including all amendments thereto, and incorporated by reference herein. The information set forth in subparagraph (a) of Item 2 above also is incorporated by reference herein. Other than agreements for Options granted by the Company for the purchase of shares of Class A Stock, the Filing Persons have no contract, arrangement, understanding or relationship with respect to the shares of Class A Stock or Class B Stock.

      Except as set forth or incorporated by reference in the Statement, neither American Biltrite nor the Filing Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the shares of Class A Stock or Class B Stock, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

      Exhibit A:        Names of Filing Persons and
                        Information Required By Item 2 of
                        Schedule 13D

      Exhibit B:        Press Release of Congoleum
                        Corporation dated December 22, 1997

      Exhibit C:        Form of stock option agreement
                        between the Congoleum Corporation and
                        each of Richard G. Marcus and Roger S.
                        Marcus



                              SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 26, 1998


AMERICAN BILTRITE INC.


By /s/ Richard G. Marcus
  -------------------------------
  Richard G. Marcus
  President


 /s/ Natalie S. Marcus*
  -------------------------------
            Natalie S. Marcus

 /s/ Richard G. Marcus
  -------------------------------
            Richard G. Marcus


 /s/ Roger S. Marcus*
  -------------------------------
            Roger S. Marcus


 /s/ William M. Marcus*
  -------------------------------
            William M. Marcus


 /s/ Cynthia S. Marcus*
  -------------------------------
            Cynthia S. Marcus


 /s/ Charles E. Heming*
  -------------------------------
            Charles E. Heming


 /s/ Richard G. Marcus
  -------------------------------
            Richard G. Marcus
            Attorney-in-fact



* Signed by Richard G. Marcus pursuant to a power of attorney dated February 16, 1995, a copy of which was attached as Exhibit E to the Statement, as initially filed with the Commission, and is incorporated by reference herein.




                              EXHIBIT INDEX


                                                              Sequentially
Exhibit     Description                                       Numbered Page

     A      Names of Filing Persons and                               26
            Information Required By Item 2 of
            Schedule 13D

     B      Press release of Congoleum Corporation
            dated December 22, 1997                                   27

     C      Form of stock option agreement between                    29
            Congoleum Corporation and each of Richard G.
            Marcus and Roger S. Marcus